Exhibit 99.1

EXCERPTS FROM CONFIDENTIAL OFFERING MEMORANDA DATED MAY 17, 2017

As used in these excerpts, unless otherwise indicated or the context otherwise requires,

•	the terms “we,” “us,” “our,” “Intelsat,” and the “Company” refer to Intelsat S.A. and its currently existing subsidiaries on a consolidated basis, or the combined company, following consummation of the Combination,

•	the term “Intelsat S.A.” refers to Intelsat S.A. and not to any of its subsidiaries,

•	the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary and the direct parent of Intelsat Jackson, and not to any of its subsidiaries,

•	the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the term “Issuer” refers to the applicable issuer of the notes subject to the applicable Exchange Offer and Consent Solicitation,

•	the term “OneWeb” refers to (i) prior to completion of the OneWeb Redomiciliation by Share Exchange (as defined herein), WorldVu Satellites Limited and its currently existing subsidiaries on a consolidated basis, (ii) from and after completion of the OneWeb Redomiciliation by Share Exchange but prior to the consummation of the Combination, the Luxembourg Company (as defined herein) and its subsidiaries, on a consolidated basis, as existing from and after completion of the OneWeb Redomiciliation by Share Exchange, and (iii) from and after the consummation of the Combination, the subsidiaries of the Luxembourg Company as they existed, on a consolidated basis, immediately prior to the consummation of the Combination,

•	the term “SoftBank” means SoftBank Group Corp.,

•	the term “combined company” refers to Intelsat S.A. and its subsidiaries following consummation of the Combination, at which time OneWeb will be a wholly-owned subsidiary thereof,

•	all references to transponder capacity or demand refer to transponder capacity or demand in the C-band, Ka-band and Ku-band only,

•	the terms “Exchange Offers” and “Affiliates Exchange Offers” mean the exchange offers as described in the press release issued by Intelsat S.A. on May 17, 2017,

•	the terms “Consent Solicitations” and “Affiliates Consent Solicitations” mean the consent solicitations as described in the press release issued by Intelsat S.A. on May 17, 2017,

•	the term “Combination Agreement” means the Combination Agreement, dated as of February 28, 2017, by and between Intelsat and OneWeb, as it may be amended, supplemented, or modified from time to time in accordance with its terms, including by First Amendment to and Waiver Relating to the Combination Agreement, dated as of May 17, 2017, by and between Intelsat and OneWeb (the “Amendment to the Combination Agreement”),

•	the term “Share Purchase Agreement” means the Share Purchase Agreement, dated as of February 28, 2017, by and between Intelsat and SoftBank and, for certain limited purposes described therein, OneWeb, as it may be amended, supplemented, or modified from time to time in accordance with its terms, including by the First Amendment to and Agreement Relating to the Share Purchase Agreement, dated as of May 17, 2017, by and between Intelsat and SoftBank and, for certain limited purposes described therein, OneWeb (the “Amendment to the Share Purchase Agreement”),

•	the term “Combination” means the combination of OneWeb and Intelsat on the terms and subject to the conditions set forth in the Combination Agreement, and

•	the term “SoftBank Investment” means the investment by SoftBank or its permitted assignees for common and/or preferred shares of Intelsat on the terms and subject to the conditions set forth in the Share Purchase Agreement.

The excerpts should be read together with Intelsat S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 filed on February 28, 2017 (referred to as the “Annual Report”) and with Intelsat S.A.’s Report on Form 6-K furnishing the quarterly report for the quarter ended March 31, 2017 submitted on April 27, 2017 (referred to as the “Quarterly Report”). You should not assume that the information set forth in the excerpts is accurate as of any date other than the date of the confidential offering memoranda.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Offering Memorandum and the documents incorporated herein by reference constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Offering Memorandum, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our statements regarding certain plans, expectations, goals, anticipated synergies and cost savings, projections, and beliefs about the benefits of the Transactions and the transactions parties’ plans, objectives, expectations and intentions, the currently anticipated terms of certain of the intercompany agreements described in this Offering Memorandum and arrangements and the currently anticipated terms of the Series B Preferred Shares, and the expected timing of completion of the Transactions; our belief that the growing worldwide demand for reliable broadband connectivity everywhere at all times, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that the new and differentiated capacity of our next generation Intelsat EpicNG satellites will provide inventory to help offset recent trends of pricing pressure in our network services business; our outlook that the increased volume of services provided by our Intelsat EpicNG fleet is expected to stabilize business activity in the network services sector; our expectation that over time new demand for capacity to support the new 4K format, also known as ultra-high definition, could compensate for reductions in demand related to use of new compression technologies in our media business; our expectation that our investment in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our belief that the continued deployment of our next generation capacity in 2017 will increase opportunity to capture growth from new applications and meet the demand for evolving customer requirements; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our next generation investment strategy, which includes the deployment of space and terrestrial network elements, will allow us to deliver high performance bandwidth while improving unit costs through efficiency and simplified access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis as well as other mobility applications; our belief that our investment in Phasor will result in antenna technology that has a form factor to support broadband communications for the business jet sector that will enhance the transformation of our capabilities; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns generated by our assets by developing and managing our capacity in a disciplined and efficient manner; our projection that our government business will benefit from the increasing demands for mobility services from the U.S. government for aeronautical and ground mobile requirements; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; our intent to consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio; our belief that developing differentiated services and investing in new technology will allow us to unlock opportunities that are essential, but have been slow to develop due to cost and/or technology challenges; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risks of future anomalies occurring on our satellites; our plans for satellite launches in the near-term; our expected capital expenditures in 2017 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; the impact on our financial position or results of operations of pending legal proceedings; our expectation that OneWeb will commence satellite launches in 2018; the availability of capital to OneWeb to fund the development, construction and deployment of its satellite constellation including new satellite and antenna technology; OneWeb’s belief that the demand for broadband access and connectivity, as well as wireless communications services via satellite, including the demand for fixed and mobile data services and the reliance on the Internet of Things will continue and increase globally; OneWeb’s ability to compete effectively with satellite-based and terrestrial competitors, as well as other potential competitors and new technologies; OneWeb’s reliance on a limited number of manufacturers, suppliers, launch service providers and vendors in connection with the design, manufacture and development of its satellites, assembly lines and manufacturing facilities, the launch and deployment of its satellite constellation and gateway earth stations, and the supply of equipment and services for OneWeb’s low-earth orbit (“LEO”), non-geostationary orbit (“NGSO”) satellite system (the “OneWeb System”); the ability of manufacturers, suppliers, launch service providers and vendors to effectively perform and deliver in accordance with their agreements with OneWeb, including their ability to meet OneWeb’s satellite launch and deployment schedule; OneWeb’s reliance on SoftBank to resell OneWeb Capacity to third-party distribution and service providers, and the ability of OneWeb, SoftBank. third-party distribution partners and service providers to sell OneWeb products and services to end-users; the ability to develop effective low-cost functional antennas for OneWeb’s user terminals; and OneWeb’s expectations and beliefs on the relative priority of its claims with respect to ITU spectrum and orbital usage rights and U.S. spectrum licenses, and its ability to obtain the licenses, permits and regulatory approvals needed to conduct its business in accordance with its business plan and timing schedule.

The forward-looking statements made in this Offering Memorandum and the documents incorporated herein by reference reflect our and OneWeb’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our or OneWeb’s control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in this Offering Memorandum and the documents incorporated by reference, the political, economic and legal conditions in the markets we or OneWeb are targeting for communications services or in which each of us operates and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from historical results or developments or the forward-looking statements made in this Offering Memorandum include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	the possibility that the Transactions do not close when expected or at all or are changed for any reason;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions;

•	competitive responses to the proposed transactions;

•	the possibility that the anticipated benefits of the Transactions are not realized when expected or at all;

•	the possibility that the Transactions may be more expensive to complete than anticipated;

•	diversion of management’s attention from ongoing business operations and opportunities resulting from the Transactions;

•	the possibility that the condition to the Transactions relating to the completion of the Exchange Offers and the Affiliates Exchange Offers may not be satisfied, or may be satisfied on different terms than currently proposed;

•	the possibility that the intercompany agreements as described in this Offering Memorandum are not entered into on the terms anticipated or at all;

•	the possibility that the OneWeb Satellite Financing (as defined below) is not entered into on the terms anticipated or at all;

•	litigation; and

•	other risks discussed in “Risk Factors.”

Although each of Intelsat and OneWeb believes that the expectations reflected in the forward-looking statements are reasonable based on information available to management at the time such statements were made, neither Intelsat nor OneWeb can guarantee future results, level of activity, performance or achievements. Because actual results could differ materially from those intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Offering Memorandum and to view all forward-looking statements made in this Offering Memorandum with caution. Neither Intelsat nor OneWeb undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should carefully consider the following factors along with the information contained or expressly referred to elsewhere in this Offering Memorandum and in the documents incorporated by reference herein before making your decision regarding whether to participate in the Exchange Offers and Consent Solicitations. Any of the risk factors described herein or in the documents incorporated by reference herein could significantly and adversely affect our business prospects, financial condition and results of operations. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us. The risks described below should be carefully considered, together with all of the other information contained in the Annual Report that is incorporated by reference in this Offering Memorandum. See “Where You Can Find Additional Information and Incorporation of Certain Documents by Reference” for more information.

. . .

The interests of Intelsat’s largest shareholders may differ from the interests of the holders of the Consideration Notes.

Immediately after consummation of the Combination and the SoftBank Investment, and assuming no assignments or sales thereby, SoftBank will own 39.9% of the outstanding voting common shares of the combined company, BC Partners will own approximately 9.8% of the outstanding voting common shares of the combined company and Qualcomm Global Trading Pte. Ltd. will own approximately 11.2% of the outstanding voting common shares of the combined company. In addition, SoftBank (or its affiliates) would own all of our Series B Preferred Shares. It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals in accordance with the SoftBank Vision Fund agreements, SoftBank’s investment position in Intelsat S.A. will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund. Furthermore, as of the closing of the Combination, the board of directors of the combined company will consist of three individuals designated by SoftBank, one director designated by BC Partners and three independent directors. The interests of these shareholders may differ from yours in material respects. While it is contemplated that certain governance arrangements will be in place following completion of the Combination, including a requirement for the approval by a majority of the board of directors of the combined company and a majority of the independent directors of the combined company with respect to certain related-party transactions, such protections will expire two years after completion of the Combination. See “Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions—Post-Closing Governance of the Combined Company.”

Our largest shareholders have business interests that may differ from the interests of the combined company. For example, certain of our largest shareholders and their respective affiliates are in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business, or they may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. These shareholders may also be our suppliers or customers or have other commercial arrangements with the combined company. For example, SoftBank will have rights to substantially all of the capacity generated by OneWeb under the OneWeb-SoftBank Capacity Purchase Agreement for the foreseeable future, and Qualcomm will have an agreement with the combined company to provide certain global satellite constellation and associated infrastructure services for the provision of terrestrial Internet access. See “Description of Expected Intercompany Agreements and Arrangements” and “Description of Material Relationships of OneWeb.”

If we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our largest shareholders and their respective affiliates, might conflict with your interests. Our largest shareholders and their respective affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you as a holder of Final Jax 7-Year Notes. Additionally, the Exchange Indenture will permit us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and our largest shareholders may have an interest in our doing so.

. . .

The terms of the Intelsat Jackson Secured Credit Agreement, the indenture governing our Existing Notes and the terms of our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (as amended, the “Intelsat Jackson Secured Credit Agreement”). The Intelsat Jackson Secured Credit Agreement and the indentures governing the Existing Notes, the Exchange Notes, the Affiliates Existing Notes, the Affiliates Exchange Notes, the Final Jax Notes, and the Secured Notes contain or will contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on some or all of Intelsat’s subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. As of March 31, 2017, the consolidated secured debt to consolidated EBITDA ratio of Intelsat Jackson was 2.68 to 1.00 and the consolidated EBITDA to consolidated interest expense ratio of Intelsat Jackson was 2.16 to 1.00. In addition, the Intelsat Jackson Secured Credit Agreement requires Intelsat Jackson to use a portion of the proceeds of certain asset sales, which are in excess of a specified amount and are not reinvested in its business, to repay indebtedness under such agreement.

In addition, the indentures governing the existing indebtedness of ICF and Intelsat Jackson, including the indentures governing the Affiliates Existing Notes and Affiliates Exchange Notes, contain or will contain, and any future indebtedness of the Issuer and its subsidiaries would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on ICF, Intelsat Jackson and their subsidiaries.

The Intelsat Jackson Secured Credit Agreement and the indentures governing Intelsat Jackson’s, ICF’s and Intelsat Luxembourg’s notes include or will include covenants restricting, among other things, the ability of Intelsat Luxembourg, ICF and Intelsat Jackson or their respective subsidiaries to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends (including to fund cash interest payments at different entity levels or make capital expenditures), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs (including providing capital to construct the OneWeb satellite constellation) or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement, the Existing Notes, or the instruments governing our other debt could result in a default under any such agreement. If any such default occurs, the lenders or holders of the debt, as the case may be, may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. The acceleration of our debt under any single facility could result in an event of default under our other debt instruments. The lenders under the Intelsat Jackson Secured Credit Agreement will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If Intelsat Jackson were unable to repay any of its secured debt obligations when due, the lenders or holders of such secured debt, as the case may be, would have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the Intelsat Jackson Secured Credit Agreement were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay our notes and our other debt.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to remain in compliance with debt covenants and make payments on our indebtedness, including the Consideration Notes, operate our business and react to changes in the economy and our industry.

As of March 31, 2017, giving pro forma effect to the Exchange Offers, and the Affiliates Exchange Offers, and assuming holders of 85% of each series of the Existing Notes and the Affiliates Existing Notes participate in such offers, but without giving effect to the Mandatory Exchanges and Affiliates Mandatory Exchanges:

1.	the Issuer and its subsidiaries would have had approximately $14.5 billion aggregate principal amount of indebtedness outstanding on a consolidated basis, approximately $4.9 billion of which would have been secured indebtedness (including capital leases but excluding unused commitments);

2.	the Issuer would not have had any subordinated indebtedness outstanding; and

3.	Intelsat would have had approximately $14.5 billion aggregate principal amount of indebtedness on a consolidated basis, approximately $0.7 billion of which would have been indebtedness of ICF and approximately $11.8 billion of which would have been indebtedness of Intelsat Jackson, and such indebtedness of Intelsat Jackson and ICF would have been structurally senior to the Existing Notes and the Exchange Notes.

As of March 31, 2017, giving pro forma effect to the Exchange Offers, and the Affiliates Exchange Offers, and assuming holders of 85% of each series of the Existing Notes and the Affiliates Existing Notes participate in such offers, and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges (without giving effect to any debt that may be incurred by OneWeb and its subsidiaries):

1.	the Issuer and its subsidiaries would have had approximately $11.7 billion aggregate principal amount of indebtedness outstanding on a consolidated basis, approximately $4.9 billion of which would have been secured indebtedness (including capital leases but excluding unused commitments);

2.	the Issuer would not have had any subordinated indebtedness outstanding; and

3.	Intelsat would have had approximately $11.7 billion aggregate principal amount of indebtedness on a consolidated basis, approximately $0.1 billion of which would have been indebtedness of ICF and approximately $11.2 billion of which would have been indebtedness of Intelsat Jackson, and such indebtedness of Intelsat Jackson and ICF would have been structurally senior to the Existing Notes and the Exchange Notes.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy obligations with respect to indebtedness, including the Existing Notes, which could result in an event of default and an acceleration of all of our indebtedness and foreclosure by lenders on our assets securing our debt secured by such assets;

•	require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in the economy, our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions and to a deterioration in operating results;

•	limit our ability to engage in strategic transactions, implement our business strategies or make capital expenditures;

•	limit our ability to borrow additional funds, or to refinance, repay or restructure our existing indebtedness; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We may be able to incur additional indebtedness, including secured indebtedness, in the future. If we incur new indebtedness, the related risks, including those described above, could intensify. Although the applicable indentures governing the Existing Notes, Exchange Notes, Affiliates Existing Notes, Affiliates Exchange Notes, the Final Jax Notes, the Secured Notes and the Intelsat Jackson Secured Credit Agreement contain or will contain restrictions on the incurrence of certain additional indebtedness, including secured indebtedness, these restrictions are subject to a number of important qualifications and exceptions. Our ability to incur additional indebtedness, including additional secured indebtedness, is dependent to a large degree on compliance with the covenants in our debt instruments relating to the incurrence of indebtedness and the creation of liens. Compliance with these covenants depends on a number of factors, including the related qualifications and exceptions to those covenants. The qualifications and exceptions are in some cases based on measures that fluctuate, such as our Adjusted EBITDA, total indebtedness, total secured indebtedness and total assets, and in other cases are based on fixed dollar amounts. In addition, in some cases the amount of indebtedness that we may incur is dependent on how we use the proceeds from incurrence of such indebtedness (for example, to refinance existing debt or to make purchases of capital equipment). We generally have the ability to allocate the debt that we incur among the various qualifications and exceptions to the covenants and have the ability to change those allocations at a later time within the limitations of the covenants at that later time.

Intelsat Jackson has a substantial amount of indebtedness, which may adversely affect its cash flow and its ability to remain in compliance with debt covenants and make payments on its indebtedness, including the Final Jax 7-Year Notes, operate its business and react to changes in the economy and Intelsat’s industry.

As of March 31, 2017, giving pro forma effect to the Exchange Offers, and the Affiliates Exchange Offers, and assuming holders of 85% of each series of the Existing Notes and the Affiliates Existing Notes participate in such offers, and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges (without giving effect to any debt that may be incurred by OneWeb and its subsidiaries):

1.	Intelsat Jackson and its subsidiaries would have had approximately $11.2 billion aggregate principal amount of indebtedness outstanding on a consolidated basis, approximately $4.9 billion of which would have been secured indebtedness (including capital leases but excluding unused commitments);

2.	Intelsat Jackson would not have had any subordinated indebtedness outstanding;

3.	Intelsat Jackson’s subsidiaries that are not Jax Subsidiary Guarantors of the Final Jax 7-Year Notes would not have had any third-party indebtedness outstanding; and

4.	Intelsat would have had approximately $11.7 billion aggregate principal amount of indebtedness on a consolidated basis, approximately $0.1 billion of which would have been unsecured indebtedness of ICF and approximately $0.4 billion of which would have been unsecured indebtedness of Intelsat Luxembourg (excluding notes held by ICF).

The indentures and credit agreements governing the outstanding debt of Intelsat Jackson permit, and the indentures governing the Jax Exchange Notes and Final Jax Notes, including the Final Jax 7-Year Notes, will permit payments by Intelsat Jackson to its direct and indirect parent companies, including Intelsat Luxembourg, to fund the cash interest payments on their indebtedness.

Our ability to refinance our indebtedness depends on many factors beyond our control.

We will need to refinance a substantial portion of our indebtedness prior to the maturity of the Final Jax 7-Year Notes. Specifically, the term loans under the Intelsat Jackson Secured Credit Agreement with an outstanding principal balance of approximately $3.095 billion as of March 31, 2017 mature in June 2019. In addition, any Existing Notes or Affiliates Existing Notes which are not exchanged in the Exchange Offers or the Affiliates Exchange Offers, respectively, will mature on the existing maturity dates thereof (and, if the Combination is not consummated, the Exchange Notes issued for the Existing Notes will mature on the same dates as the applicable Existing Notes). Our ability to repay or refinance our indebtedness will depend on a number of things, including market conditions and our financial condition at the time of such refinancing and, if the Combination is completed, the market’s assessment of the prospects of the combined company. No assurance can be given that we will be able to access the capital markets when necessary or that we can complete such refinancing on terms that are acceptable to us, or at all. Any refinancing of our debt could be at higher interest rates, which would result in an increase in the interest expense relating to such refinanced indebtedness. In addition, the terms of our existing credit facilities under the Intelsat Jackson Secured Credit Agreement and indentures governing our debt securities may restrict us from refinancing our indebtedness. Even if we are able to refinance our indebtedness, the instruments governing any such refinancing indebtedness could include terms that further restrict our business operations and thereby affect our results of operations and financial conditions, as well as our ability to refinance other indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or deterioration of our business or results of operations would likely result in a reduction of our credit rating, which could harm our ability to refinance our indebtedness on acceptable terms and materially adversely affect our financial condition, cash flows and results of operations and, in turn, impair our ability to make payment under the Final Jax Notes.

. . .

To service the Issuer’s third-party indebtedness will require a significant amount of cash. The Issuer is a holding company and its ability to generate cash depends primarily on the ability of its subsidiaries to pay dividends to it, and any failure of the Issuer to meet its third-party debt service obligations could harm our business, financial condition and results of operations.

As of March 31, 2017, aggregate annual interest payments on our outstanding consolidated indebtedness were approximately $990.4 million, and we will continue to be obligated in respect of such debt service pending consummation of the Combination (even after giving effect to the Exchange Offers and Affiliates Exchange Offers) and if the Combination is not consummated. As of March 31, 2017, on a pro forma basis after giving effect to the Exchange Offers, and the Affiliates Exchange Offers, and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges, and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers, our annual consolidated interest expense would be reduced to $735.6 million.

The Issuer’s ability to pay interest on and principal of the Exchange Notes and its ability to satisfy its other debt obligations will depend principally upon the ability of its subsidiaries to pay dividends or make distributions to it. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect the Issuer’s ability to make payments on its indebtedness. If the Issuer’s subsidiaries are prohibited from paying dividends or making distributions because of restrictions in the agreements governing its indebtedness or otherwise, the Issuer may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Issuer’s ability to refinance or restructure its debt will depend on the capital markets and its financial condition at such time. Any refinancing of the Issuer’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of the Issuer’s and its subsidiaries’ existing or future debt instruments, including the Intelsat Jackson Secured Credit Agreement and the indentures governing the Issuer’s and its subsidiaries’ notes, may restrict it from adopting some of these alternatives and these instruments may limit the Issuer’s ability to receive distributions or loans that can be used to repay indebtedness.

In addition, the Sponsors and SoftBank have no obligation to provide the Issuer or Intelsat with debt or equity financing in the future (other than pursuant to the Share Purchase Agreement). The Issuer’s inability to generate sufficient cash flow to satisfy its debt service obligations, including the Issuer’s inability to service the Exchange Notes, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position, results of operations and cash flows, as well as on the Issuer’s ability to satisfy its obligations in respect of the Exchange Notes.

To service its third-party indebtedness, and for Intelsat Jackson to provide cash to service debt of Intelsat Luxembourg and ICF, including debt of Intelsat Luxembourg held by ICF, Intelsat Jackson and its subsidiaries will require a significant amount of cash. Intelsat Jackson’s ability to generate cash depends on many factors beyond its control, and any failure of Intelsat Jackson, Intelsat Luxembourg or ICF to meet their debt service obligations could harm our business, financial condition and results of operations.

As of March 31, 2017, aggregate annual interest payments on our outstanding inter-company indebtedness, comprised of notes issued by Intelsat Luxembourg held by ICF, were approximately $135.3 million, and we will continue to be obligated in respect of such debt service pending and following consummation of the Combination (even after giving effect to the Exchange Offers and Affiliates Exchange Offers) and if the Combination is not consummated. As of March 31, 2017, on a pro forma basis after giving effect to the Exchange Offers, and the Affiliates Exchange Offers, and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges, and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers, our aggregate annual interest payments on our outstanding inter-company indebtedness, comprised of notes issued by Intelsat Luxembourg held by ICF, would be approximately $92.7 million.

Intelsat Jackson’s ability to pay interest on and principal of the Final Jax 7-Year Notes and its other indebtedness, and to make payments to Intelsat Luxembourg and ICF to pay interest and principal on their indebtedness, will depend principally upon its future operating performance and the ability of its subsidiaries to pay dividends or make distributions to it. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect Intelsat Jackson’s ability to make payments on its indebtedness. If Intelsat Jackson does not generate sufficient cash flow from operations to satisfy its debt service obligations, including payments on the Final Jax 7-Year Notes, or if its subsidiaries are prohibited from paying dividends or making distributions because of restrictions in the agreements governing its indebtedness or otherwise, Intelsat Jackson may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Intelsat Jackson’s ability to refinance or restructure its debt will depend on the capital markets and its financial condition at such time. Any refinancing of Intelsat Jackson’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of Intelsat Jackson’s and its subsidiaries’ existing or future debt instruments, including the Intelsat Jackson Secured Credit Agreement and the indentures governing Intelsat Jackson’s notes, may restrict it from adopting some of these alternatives and these instruments may limit Intelsat Jackson’s ability to receive distributions or loans that can be used to repay indebtedness.

Furthermore, ICF and Intelsat Luxembourg are dependent on the cash flow from operations of the subsidiaries of Intelsat Jackson to service their existing and future indebtedness, including the Existing Notes and the ICF Existing Notes. If such cash flows are not sufficient to enable ICF and Intelsat Luxembourg to service such indebtedness, then ICF or Intelsat Luxembourg may be required to refinance or restructure their indebtedness.

In addition, the Sponsors and SoftBank have no obligation to provide Intelsat Jackson or Intelsat with debt or equity financing in the future (other than pursuant to the Share Purchase Agreement). Intelsat Jackson’s inability to generate sufficient cash flow to satisfy its debt service obligations, including its inability to service the Final Jax 7-Year Notes, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position, results of operations and cash flows, as well as on Intelsat Jackson’s ability to satisfy its obligations in respect of the Final Jax 7-Year Notes.

. . .

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet, generally for a short period of time following launch. As of March 31, 2017, four of the satellites in our fleet were covered by in-orbit insurance and insurance of a custom payload carried on a third-party owned satellite.

. . .

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

A limited number of customers provide a substantial portion of our revenue and contracted backlog. For the year ended March 31, 2017, our ten largest customers and their affiliates represented approximately 34% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

. . .

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

. . .

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our Intelsat 804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The Intelsat 804 satellite was an LM 7000 series satellite, and as of March 31, 2017, we operated one other satellite in the LM 7000 series, Intelsat 805. We believe that the Intelsat 804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

. . .

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our Intelsat 4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results. As of March 31, 2017, we operate only one BSS 601 satellite, Intelsat 26.

. . .

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

. . .

Since 1980, we and the entities we have acquired have launched 119 satellites. Including the Intelsat 27 satellite, seven of these satellites were destroyed as a result of launch failures, all but one of which occurred prior to 2000. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used. As of March 31, 2017, we had three satellites which are in the manufacturing and design phase, or recently launched, from 2017 to 2019. We also have two other satellites in development, which will not require capital expenditure.

. . .

Airbus is a strategic partner and significant shareholder of OneWeb and is also a significant shareholder of Arianespace, and each of Airbus and Arianespace may have interests that are different from or compete with OneWeb’s interests.

Prior to the Combination, Airbus beneficially owned approximately 13% of OneWeb’s outstanding ordinary shares, and after giving effect to the Combination and the SoftBank Investment, will own approximately 6.0% of the outstanding voting common shares of the combined company. As Arianespace is OneWeb’s main launch partner, and Airbus has partnered with OneWeb to form the OWS joint venture, both Arianespace and Airbus are strategic partners to OneWeb with rights and obligations under the launch services agreement and joint venture agreement, respectively, that may cause their interests to differ from the interests of the combined company and its other shareholders. As a result of these differing interests, Arianespace or Airbus may take actions that they believe are in their best interests but which might not be in the best interests of either the combined company or its other shareholders. In general, any uncertainty about the OWS joint venture between OneWeb and Airbus or the relationship between OneWeb and Arianespace and between OneWeb and Airbus could have a material adverse effect on OneWeb’s business and prospects.

SUMMARY

. . .

Intelsat

Overview

. . .

As of March 31, 2017, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $8.5 billion, roughly four times our 2016 annual revenue. For the year ended December 31, 2016, the three months ended March 31, 2017, and the last twelve months ended March 31, 2017, we generated revenue of $2.19 billion, $538.5 million, and $2.17 billion, respectively, and net income attributable to Intelsat of $990.2 million, net loss attributable to Intelsat of $34.6 million, and net income attributable to Intelsat of $940.3 million, respectively. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $1.65 billion or 75% of revenue, $409.8 million or 76% of revenue, and $1.64 billion or 76% of revenue, for the year ended December 31, 2016, the three months ended March 31, 2017, and the last twelve months ended March 31, 2017, respectively.

. . .

Description of Material Relationships of OneWeb

. . .

Engineering

Qualcomm

Qualcomm Technologies, Inc. (“Qualcomm”) provides to OneWeb global satellite constellation and associated infrastructure services for the provision of terrestrial Internet access, including user terminal (“UT”) to gateway communications design and development services. In March 2015, OneWeb and Qualcomm agreed that Qualcomm would complete the initial design work, including basic system design, and the initial UT to the gateway system preliminary design review. In June 2015, the parties agreed that Qualcomm would complete the initial system design and development phase for the terrestrial segment of the system. In April 2017, the parties finalized an agreement to move to the second phase of the system design and development for the terrestrial segment of the system.

. . .

Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions

The following summary describes certain provisions of the Combination Agreement and the Share Purchase Agreement and describes the Combination, the SoftBank Investment and the related transactions contemplated by the Combination Agreement and the Share Purchase Agreement but may not contain all of the information about the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the related transactions that is important to you. We encourage you to read the Combination Agreement and the Share Purchase Agreement in their entirety for a more complete description of the terms and conditions of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the related transactions. The below descriptions of the Combination Agreement and Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of the Combination Agreement and the Share Purchase Agreement. Copies of the Combination Agreement, dated as of February 28, 2017, by and between Intelsat and OneWeb (the “Original Combination Agreement”), and the Share Purchase Agreement, dated as of February 28, 2017, by and between Intelsat and SoftBank and, for certain limited purposes described therein, OneWeb (the “Original Share Purchase Agreement”), are attached as Exhibits 99.1 and 99.2, respectively, to the Form 6-K furnished by Intelsat with the SEC on February 28, 2017, and copies of the First Amendment to and Waiver Relating to the Combination Agreement, dated as of May 17, 2017, by and between Intelsat and OneWeb (the “Amendment to the Combination Agreement”), and the First Amendment to and Agreement Relating to the Share Purchase Agreement, dated as of May 17, 2017, by and between Intelsat and SoftBank and, for certain limited purposes described therein, OneWeb (the “Amendment to the Share Purchase Agreement”), are attached as Exhibits 99.1 and 99.2, respectively, to the Form 6-K furnished by Intelsat with the SEC on May 17, 2017, and in each case are incorporated herein by reference. The below descriptions of the Combination Agreement and Share Purchase Agreement have been included to provide investors with information regarding their terms and are not intended to provide any financial or other factual information about Intelsat, OneWeb or SoftBank. In particular, the representations, warranties and covenants contained in the Combination Agreement and Share Purchase Agreement (i) were made only for purposes of those agreements and as of specific dates, (ii) were solely for the benefit of the parties to the Combination Agreement and Share Purchase Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement and Share Purchase Agreement instead of establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement and Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by Intelsat, OneWeb or SoftBank. Accordingly, investors should read the representations, warranties, and covenants in the Combination Agreement and Share Purchase Agreement not in isolation but only in conjunction with the other information about the respective companies included herein and in reports, statements and other filings made with the SEC.

The Combination and the SoftBank Investment

Combination Agreement and Combination

The Combination Agreement provides for, among other things:

•	a share-for-share exchange in which shareholders of WorldVu Satellites Limited, a private limited company registered under the laws of Jersey, Channel Islands (the “Jersey Company”) will transfer, and contribute by way of a contribution in kind under Luxembourg law, all of the shares of the Jersey Company to a Luxembourg entity to be incorporated in the form of a société anonyme (the “Luxembourg Company” or the “Merging Entity”), in exchange for and against the issue of shares in the capital of the Luxembourg Company (such exchange and contribution, the “OneWeb Redomiciliation by Share Exchange”), as a result of which the existing shareholders of the Jersey Company will become shareholders of the Luxembourg Company, and the Jersey Company will become a direct or indirect wholly owned subsidiary of the Luxembourg Company (such share exchange has been delayed until July 1, 2017, after the date on which the parties to the Combination Agreement and Share Purchase Agreement may terminate such agreements if the Exchange Offer Condition has not been satisfied); and

•	following such OneWeb Redomiciliation by Share Exchange, the Combination, which is a merger of the Merging Entity with and into Intelsat, with Intelsat remaining as the surviving company.

Upon consummation of the OneWeb Redomiciliation by Share Exchange, the Luxembourg Company will become the assignee of the Jersey Company under the Combination Agreement.

Pursuant to the Combination Agreement, at the effective time of the Combination, each of the Merging Entity’s issued and outstanding ordinary and preferred shares will be cancelled and converted into the right to receive 69.474 common shares of Intelsat, plus cash in lieu of any fractional shares, without interest. Each outstanding common share of Intelsat as of the effective time of the Combination will remain outstanding. In addition, at the effective time of the Combination, all outstanding restricted stock units in OneWeb that are vested immediately prior to the effective time will be cancelled in exchange for a cash payment by Intelsat to the holders thereof and all outstanding restricted stock units in OneWeb that are not vested immediately prior to the effective time of the Combination will be cancelled in exchange for unvested restricted stock units in Intelsat.

The Combination will be conducted in accordance with the Luxembourg law on commercial companies, dated as of August 10, 1915, as amended.

Share Purchase Agreement and SoftBank Investment

The Share Purchase Agreement provides for, among other things, the SoftBank Investment. Pursuant to the Share Purchase Agreement, SoftBank agreed to make an approximately $1.792 billion investment in Intelsat in the form of (i) a number of common shares of Intelsat, valued at $4.75 per common share, such that SoftBank will own 39.9% of the issued and outstanding voting common shares of Intelsat immediately after the consummation of the transactions contemplated by the Combination Agreement and the Share Purchase Agreement; and (ii) a number of shares of a new series of senior convertible redeemable non-voting preferred shares, with an initial liquidation value of $4.75 per share, of Intelsat (the “Series B Preferred Shares”) equal to the remaining investment. The Series B Preferred Shares will be non-voting and non-convertible if held by SoftBank (except in certain circumstances described under “—Terms of Series B Preferred Shares” and subject to the limitation that SoftBank’s ownership of Intelsat voting common shares may not exceed 39.9% of the issued and outstanding amount thereof). In addition, the Series B Preferred Shares will automatically convert into common shares of Intelsat upon transfers by SoftBank to third parties. See also “—Terms of Series B Preferred Shares.”

SoftBank may assign its rights under the Share Purchase Agreement to any controlled affiliates of SoftBank and may assign, up to a maximum of $865 million, its right to purchase common shares of Intelsat under the Share Purchase Agreement to other shareholders of OneWeb that are not direct or likely future direct competitors of OneWeb or Intelsat in the satellite industry. No such assignment will be permitted if it would reasonably be expected to delay or increase the risk of obtaining necessary regulatory approvals in connection with the transactions. Any purchase of common shares of Intelsat by non-affiliates of SoftBank under the Share Purchase Agreement would result in a corresponding reduction to SoftBank’s investment in the Series B Preferred Shares.

Closing Conditions

The Combination Agreement provides that the consummation of the Combination is subject to a number of closing conditions, including, but not limited to:

•	Shareholder Approvals and Related Merger-Related Filings Under Luxembourg Law.

•	approval by at least two-thirds of the shareholders of OneWeb, in accordance with Luxembourg law;

•	approval by at least two-thirds of the shares of Intelsat, in accordance with Luxembourg law;

•

the filing of the common plan of merger pursuant to Luxembourg law and the minutes of each of Intelsat’s and OneWeb’s shareholder meeting with each of the relevant Luxembourg tax authority and the Luxembourg trade and companies’ register and the publication of the common plan of merger pursuant to Luxembourg law and the minutes of each of Intelsat’s and OneWeb’s shareholder meeting with the Luxembourg recueil électronique des sociétés et associations (the “RESA”), the passing of the Luxembourg deed of acknowledgement before the applicable notary, the registration thereof with the relevant Luxembourg tax authorities, the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA;

•	Regulatory Approvals.

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

•	the receipt of clearance from the Committee on Foreign Investment in the United States (“CFIUS”);

•	the implementation of an interim or final plan by the U.S. Defense Security Service (“DSS”) to mitigate foreign ownership, control or influence consistent with the requirements of the National Industrial Security Program Operating Manual (“NISPOM”) to enable the combined company to maintain all relevant security clearances material to the conduct of its business;

•	the expiration of the applicable waiting period following written notice of the Combination to the U.S. State Department Directorate of Defense Trade Controls (“DDTC”) pursuant to the International Traffic in Arms Regulations without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any required DDTC registration;

•	the making or receipt, as applicable, of any filings, notifications and consents of the Federal Communications Commission, Team Telecom and any equivalent non-U.S. governmental authority as may be required;

•	Absence of Injunction or Prohibitive Law.

•	the absence of an injunction or other order by a governmental authority of competent jurisdiction prohibiting consummation of the transactions or law that has been enacted or enforced by a governmental authority of competent jurisdiction after February 28, 2017 that makes illegal the transactions;

•	NYSE Listing.

•	the approval for listing on the New York Stock Exchange (“NYSE”) of the common shares of Intelsat to be issued in the Combination;

•	SoftBank Investment.

•	the consummation of the SoftBank Investment substantially concurrently with the consummation of the Combination;

•	OneWeb Funding.

•	the consummation of the Incremental Funding and the Second Funding contemplated by the OneWeb Share Purchase Agreement (in each case, as defined below);

•	Exchange Offers.

•	the consummation of exchange offers in respect of certain Intelsat notes prior to or concurrently with the closing of the Combination on terms such that the ratio of (a) $1,650,670,000 to (b) Intelsat’s “Absorbing Company Pro Forma Interest Expense” (as defined in the Combination Agreement) equals or exceeds 2.262:1.000;

•	Governance Agreement Termination.

•	in the case of OneWeb’s obligations to effect the Combination, termination of the existing governance agreement among Intelsat and certain of its shareholders;

•	Other Customary Closing Conditions.

•	the absence of a “Material Adverse Effect” (as defined in the Combination Agreement) on the other party;

•	the accuracy of the other party’s representations and warranties contained in the Combination Agreement, subject to specified materiality standards,;

•	the other party’s material performance of its obligations under the Combination Agreement; and

•	the receipt of an officer’s certificate of the other party certifying satisfaction of the closing conditions described under this section “—Other Customary Closing Conditions.”

The Share Purchase Agreement provides that the consummation of the SoftBank Investment is subject to a number of closing conditions, including, but not limited to:

•	Combination.

•	the consummation of the Combination substantially concurrently with the consummation of the SoftBank Investment;

•	Intelsat Shareholder Approval.

•	approval by at least two-thirds of the shares of Intelsat at a general meeting, in accordance with Luxembourg law;

•	Regulatory Approvals.

•	the expiration or termination of the applicable waiting period under the HSR Act;

•	the receipt of clearance from CFIUS;

•	the implementation of an interim or final plan by DSS to mitigate foreign ownership, control or influence consistent with the requirements of the NISPOM to enable the combined company to maintain all relevant security clearances material to the conduct of its business;

•	the expiration of the applicable waiting period following written notice of the Combination to the DDTC pursuant to the International Traffic in Arms Regulations without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any required DDTC registration;

•	the making or receipt, as applicable, of any filings, notifications and consents of the Federal Communications Commission, Team Telecom and any equivalent non-U.S. governmental authority as may be required;

•	Absence of Injunction or Prohibitive Law.

•	the absence of an injunction or other order by a governmental authority of competent jurisdiction prohibiting consummation of the transactions or law that has been enacted or enforced by a governmental authority of competent jurisdiction after February 28, 2017 that makes illegal the transactions;

•	NYSE Listing.

•	the approval for listing on the New York Stock Exchange of the common shares of Intelsat to be issued in the SoftBank Investment or deliverable upon conversion of the Series B Preferred Shares to be issued in the SoftBank Investment;

•	Legal Opinion.

•	in the case of SoftBank’s obligations, the receipt by SoftBank of certain legal opinions related to the issuance of Intelsat shares in the SoftBank Investment;

•	Governance Agreement Termination.

•	in the case of SoftBank’s obligations, termination of the existing governance agreement among Intelsat and certain of its shareholders;

•	Other Customary Closing Conditions.

•	in the case of SoftBank’s obligations, the absence of a “Material Adverse Effect” (as defined in the Share Purchase Agreement) on Intelsat;

•	the accuracy of the other party’s representations and warranties contained in the Share Purchase Agreement, subject to specified materiality standards;

•	the other party’s material performance of its obligations under the Share Purchase Agreement; and

•	the receipt of an officer’s certificate of the other party certifying satisfaction of the closing conditions described under this section “—Other Customary Closing Conditions.”

Shareholders of OneWeb and Intelsat holding the requisite number of shares to secure the necessary OneWeb and Intelsat shareholder approvals have executed voting and support agreements agreeing to vote their shares in favor of the Combination and related transactions.

Representations, Warranties and Covenants

Intelsat and OneWeb have made customary representations, warranties and covenants in the Combination Agreement. Intelsat and SoftBank have likewise made customary representations, warranties and covenants in the Share Purchase Agreement. The representations and warranties of Intelsat in the Combination Agreement are substantially similar to the representations and warranties of Intelsat in the Share Purchase Agreement.

The Combination Agreement includes covenants requiring each of Intelsat and OneWeb to establish a record date for, duly call, give notice of, convene and hold a shareholder meeting for the purpose of obtaining shareholder approval of the Combination, to recommend to their respective shareholders that they vote in favor of the approval of the Combination and to solicit and use commercially reasonable efforts to obtain shareholder approval of the Combination. In addition, pursuant to the Combination Agreement, OneWeb agreed to use its reasonable best efforts to complete the OneWeb Redomiciliation by Share Exchange as promptly as reasonably practicable after the date of the Combination Agreement.

Each of the Combination Agreement and the Share Purchase Agreement also requires each of Intelsat, OneWeb and SoftBank, subject to certain exceptions, to use reasonable best efforts to make appropriate filings under any applicable antitrust laws as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any governmental authority pursuant to any applicable antitrust law, including (i) to use reasonable best efforts to respond promptly to any inquiries received from CFIUS for additional information or documentation and to overcome any objections which may be raised by CFIUS or any other governmental authority in its capacity as a member of CFIUS; (ii) to the extent any of the following have not been completed prior to the date of the Combination Agreement, as soon as practicable after the date of the Combination Agreement, to submit to DSS and, to the extent applicable, any other governmental authority, notification of the pursuant to the NISPOM and any other applicable national security or industrial security regulations, and, if necessary, submit and request approval of measures to mitigate foreign ownership, control or influence arising as a result of the Combination; and (iii) to use reasonable best efforts to respond promptly to any inquiries received from DDTC for additional information or documentation and to respond promptly to all inquiries and requests from DDTC in connection with such notice. The efforts of Intelsat, OneWeb and SoftBank to obtain the foregoing approvals, however, expressly exclude any obligation (a) to agree or commit to any restrictions that would limit their respective freedom of action with respect to, or ability to retain or hold, any of their respective businesses, assets, equity interests or properties, if such agreement or commitment is not conditioned on closing; (b) to complete or effect any sale, divestiture, license, hold separate or other disposition prior to closing; or (c) to undertake any efforts or to take any action that would have, or would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Intelsat or OneWeb, each taken as a whole, or, with respect to the Share Purchase Agreement, a material adverse effect on the value of the Intelsat shares being acquired by SoftBank pursuant thereto, and that neither party may take any such action or agree with any governmental authority to such a condition, without the prior written consent of the other party.

Further, pursuant to each of the Combination Agreement and the Share Purchase Agreement, each of Intelsat, OneWeb and SoftBank has agreed to use reasonable best efforts to consummate exchange offers in respect of Intelsat notes in a manner that satisfies the Exchange Offer Condition as soon as practicable following February 28, 2017; provided that the holders of Intelsat’s notes may not be offered any cash or equity consideration in excess of the aggregate cash and equity consideration set forth in Intelsat’s initial press release relating to the exchange offers, with the parties agreeing to waive such provision solely to permit the addition of $61.6 million cash consideration in the Exchange Offers and Affiliates Exchange Offers.

Each of Intelsat and OneWeb also agreed in the Combination Agreement, and SoftBank agreed in the Original Share Purchase Agreement, to refrain from soliciting, agreeing to, accepting, approving, endorsing, recommending or entering into any letter of intent or other contract constituting or contemplating certain alternative transaction or acquisition proposals or to grant any waiver or release under any confidentiality agreement or similar agreement or arrangement that would facilitate such proposals (such obligation of SoftBank pursuant to the Original Share Purchase Agreement, the “SoftBank no-shop obligation”). SoftBank and its affiliates were not restricted under the Original Share Purchase Agreement, however, from participating in or engaging in communications or negotiations or entering into letters of intent or contracts with respect to such proposals so long as such actions do not result in regulatory delays with respect to the consummation of the transactions contemplated by the Combination Agreement or the Share Purchase Agreement or interfere with the performance of SoftBank’s and

OneWeb’s obligations under the Combination Agreement or the Share Purchase Agreement. In addition, the Original Share Purchase Agreement provided that at any time following May 9, 2017, such obligations of SoftBank and its affiliates will terminate if Intelsat consents to a request by SoftBank for such termination as a result of SoftBank’s reasonable determination that the Exchange Offer Condition is unlikely to be satisfied. On May 17, 2017, pursuant to the Amendment to the Share Purchase Agreement, the parties agreed to terminate the SoftBank no-shop obligation. While SoftBank has been released from these obligations as described above, Intelsat and OneWeb remain subject to the restrictions in the Combination Agreement.

Each of Intelsat and OneWeb has also agreed in the Combination Agreement and the Share Purchase Agreement to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including not taking certain specified actions, prior to the consummation of the Combination. Additionally, OneWeb has agreed to use its commercially reasonable efforts to obtain the OneWeb Satellite Financing (as defined below).

Termination

The Combination Agreement may be terminated at any time prior to the completion of the Combination, before or after approval of the Combination Agreement by the shareholders of OneWeb and Intelsat:

•	by mutual written consent of OneWeb and Intelsat;

•	by either OneWeb or Intelsat upon termination of the Share Purchase Agreement;

•	by either OneWeb or Intelsat if the Combination is not consummated on or before February 28, 2018 (the “Outside Date”); provided that such termination right will not be available to any party if the failure to consummate the Combination on or before the Outside Date was primarily due to the failure of such party to comply with the Combination Agreement;

•	by either OneWeb or Intelsat upon the issuance of a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the Combination; provided that such termination right will not be available to a party if the issuance of such an order was primarily due to the failure of such party to comply with the Combination Agreement;

•	by either OneWeb or Intelsat upon certain material breaches of the other party to the terms of the Combination Agreement if such breaches cannot be cured by the Outside Date or are not cured within 60 days of receipt of notice thereof; provided that such termination right will not be available to any party if it is also in material breach; or

•	by either OneWeb or Intelsat if the requisite tenders in order to satisfy the Exchange Offer Condition have not been obtained by June 2, 2017 (the “Early Outside Date”); provided that such termination right will not be available to any party if the failure to obtain the requisite tenders on or before the Early Outside Date was primarily due to the failure of such party to comply in all material respects with the provisions of the Combination Agreement relating to the exchange offers.

The Share Purchase Agreement may be terminated at any time prior to the completion of the SoftBank Investment:

•	by mutual written consent of SoftBank and Intelsat;

•	by either SoftBank or Intelsat upon termination of the Combination Agreement;

•	by either SoftBank or Intelsat if the SoftBank Investment is not consummated on or before the Outside Date; provided that such termination right will not be available to any party if the failure to consummate the SoftBank Investment on or before the Outside Date was primarily due to the failure of such party to comply with Share Purchase Agreement;

•	by either SoftBank or Intelsat upon the issuance of a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the SoftBank Investment; provided that such termination right will not be available to a party if the issuance of such an order was primarily due to the failure of such party to comply with the Share Purchase Agreement;

•	by either Softbank or Intelsat upon certain material breaches of the other party to the terms of the Share Purchase Agreement if such breaches cannot be cured by the Outside Date or are not cured within 60 days of receipt of notice thereof; provided that such termination right will not be available to any party if it is also in material breach; or

•	by either SoftBank or Intelsat if the requisite tenders in order to satisfy the Exchange Offer Condition have not been obtained by the Early Outside Date; provided that such termination right will not be available to any party if the failure to obtain the requisite tenders on or before the Early Outside Date was primarily due to the failure of such party to comply in all material respects with the provisions of the Share Purchase Agreement relating to the exchange offers.

Registration Rights

In connection with the completion of the Combination and the SoftBank Investment, the relevant parties will enter into a registration rights agreement granting certain customary demand and piggyback registration rights to BC Partners, Silver Lake and each OneWeb shareholder holding at least 2% of the outstanding voting common shares of the combined company, in respect of the common shares of Intelsat issued in the Combination and the SoftBank Investment and the common shares of Intelsat deliverable upon conversion of the Series B Preferred Shares issued in the SoftBank Investment.

Other Related Transactions

OneWeb Share Purchase Agreement

Pursuant to that certain Share Purchase Agreement, dated November 1, 2016, as amended on February 28, 2017, among OneWeb, SoftBank and the other buyers named therein (as amended, the “OneWeb Share Purchase Agreement”), (i) on February 10, 2017, SoftBank and certain of the other buyers named in the OneWeb Share Purchase Agreement made aggregate additional investments of approximately $374.5 million in OneWeb in exchange for ordinary shares in OneWeb (the “Initial Funding”); (ii) SoftBank agreed to make an approximately $200 million investment in OneWeb in March and April 2017 in exchange for a new series of preferred shares of OneWeb (the “Incremental Funding”), approximately $50 million of which was made on March 9, 2017 and approximately $150 million of which was made on April 5, 2017; and (iii) SoftBank and certain of the other buyers named in the OneWeb Share Purchase Agreement agreed to make an approximately $645.5 million investment in OneWeb in exchange for ordinary shares in OneWeb (the “Second Funding” and, together with the Incremental Funding, the “OneWeb Investment”). Pursuant to the OneWeb Share Purchase Agreement, the Second Funding will close on the earlier of (i) the consummation of the OneWeb Satellite Financing, so long as such OneWeb Satellite Financing is received by December 31, 2017; or (ii) the consummation of the Combination.

The consummation of the Incremental Funding and the Second Funding prior to or substantially concurrently with the consummation of the Combination is a condition to the consummation of the Combination.

OneWeb Satellite Financing

Pursuant to the Combination Agreement, during the time between the date of the Combination Agreement and the consummation of the Combination (or earlier termination of the Combination Agreement pursuant to the terms thereof), OneWeb agreed to use its commercially reasonable efforts to obtain senior and subordinated secured debt facilities in an aggregate amount of at least $1.9 billion from one or more financial institutions, investors or ECAs (the “OneWeb Satellite Financing”) and to keep Intelsat reasonably apprised on a reasonably current basis of the status of, and consult with Intelsat with respect to, such negotiations and its efforts to obtain the OneWeb Satellite Financing. The OneWeb Satellite Financing, together with OneWeb equity commitments and cash on hand, is intended to finance, among other things, the satellites currently in production and satellites expected to be owned by OneWeb.

OneWeb is currently moving through the process of securing the OneWeb Satellite Financing from ECAs, ECA guaranteed lenders, development finance or other multilateral institutions in an amount of up to approximately $3.0 billion. Intelsat S.A. may be required to guarantee the obligations of the borrower group under the OneWeb Satellite Financing and to grant a security interest in all of the ordinary shares of the borrower group to secure the OneWeb Satellite Financing. The OneWeb Satellite Financing is also expected to be secured by substantially all of OneWeb’s and its subsidiaries’ assets.

The consummation of the OneWeb Satellite Financing is not a condition to the consummation of the Combination.

Terms of Series B Preferred Shares

The terms of the Series B Preferred Shares to be issued by Intelsat as part of the SoftBank Investment in accordance with the terms of the Share Purchase Agreement will be set forth in amended articles of association of Intelsat to be effective in connection with the closing of the Combination and SoftBank Investment.

With respect to dividend and distribution rights and rights upon the liquidation, winding up or dissolution of Intelsat, the Series B Preferred Shares will rank senior to all common shares and any other preferred shares (unless the issuance of senior or parity preferred shares is approved by a majority of the then-outstanding Series B Preferred Shares) but subordinate to all indebtedness. The Series B Preferred Shares will have an initial liquidation preference of US$4.75 per share, subject to certain ratable adjustments (the “Liquidation Preference”) and an initial conversion price of US$4.75 per share, subject to certain ratable adjustments (the “Conversion Price”). The Series B Preferred Shares will not have any voting rights except as mandatorily required by Luxembourg law. The Series B Preferred Shares will participate on a pari passu and as-converted basis with the common shares of Intelsat with respect to the payment of any dividends or distributions.

Upon any liquidation, dissolution or winding up of Intelsat, after payment with respect to indebtedness of Intelsat and senior preferred shares, if any, each Series B Preferred Share will be entitled to receive a distribution in cash in the amount of the As-Adjusted Liquidation Preference, calculated using the date fixed for (the opening of the) liquidation, dissolution or winding up as the Calculation Date. The “As-Adjusted Liquidation Preference” is the greater of (i) an amount equal to the Liquidation Preference multiplied by the Preference Rate; and (ii) solely in the event that the volume-weighted average trading price of Intelsat’s common shares on the NYSE for the 10 trading days immediately preceding the date of calculation is greater than the Conversion Price, an amount equal to (i)(x) the Liquidation Preference, multiplied by (y) the volume-weighted average trading price of Intelsat’s common shares on the NYSE for the 10 trading days immediately preceding the date of calculation, divided by (ii) the Conversion Price. “Preference Rate” means a percentage that would, including and after giving effect to any participating dividends, reflect a cumulative annual preferred rate of return of 5.00% until the fifth anniversary of issuance, 7.50% thereafter until the tenth anniversary of issuance, and 10.00% thereafter.

On or immediately prior to a “change of control” of Intelsat, Intelsat must redeem each Series B Preferred Share for an amount, calculated as of the date of such change of control, equal to the greater of (a) the As-Adjusted Liquidation Preference and (b)(i) the amount of consideration received per common share in the change-of-control transaction, multiplied by (ii) the number of common shares issuable upon conversion of a Series B Preferred Share.

The Preferred Shares are redeemable at any time at the option of Intelsat upon payment of the As-Adjusted Liquidation Preference (as of the date of redemption) for each redeemed Series B Preferred Share, provided that Intelsat must redeem no less than the lesser of (a) all Series B Preferred Shares outstanding at the time of redemption, and (b) a number of Series B Preferred Shares representing a minimum of US$300,000,000 in As-Adjusted Liquidation Preference.

Upon the transfer of any Series B Preferred Shares to a third party, each transferred Series B Preferred Share automatically will convert into a number of common shares equal to (x) the Liquidation Preference (as of the date of transfer), divided by (y) the Conversion Price.

The holders of the Series B Preferred Shares have the right, at any time and from time to time, to convert all or a portion of their Series B Preferred Shares into a number of common shares equal to (x) the Liquidation Preference (as of the date of conversion), divided by (y) the Conversion Price; provided, that no Series B Preferred Shares may be converted into common shares if, upon giving effect to such conversion, SoftBank and its affiliated funds collectively would beneficially own more than 39.9% of the outstanding voting common shares of the combined company.

Upon a transfer of voting shares of Intelsat by SoftBank or its affiliated funds that would otherwise result in SoftBank and its affiliated funds beneficially owning less than 39.9% of the voting common shares outstanding immediately after giving effect to such transfer, a number of Series B Preferred Shares beneficially owned by SoftBank and its affiliated funds will automatically convert into common shares such that the voting common shares beneficially owned by SoftBank and its affiliated funds equals 39.9% (or such lesser percentage as may result from a conversion of all Series B Preferred Shares then outstanding), with the number of common shares received for each Series B Preferred Shares equaling (x) the Liquidation Preference (as of the date of conversion), divided by (y) the Conversion Price.

Changes to the terms of the Series B Preferred Shares and certain other actions require the consent of a majority of the outstanding Series B Preferred Shares and/or special board approval (as defined below).

. . .

Organizational Structure

The following charts summarize our corporate structure and principal amount of third-party indebtedness in millions of dollars on a pro forma basis as of March 31, 2017 (i) after giving effect to the Exchange Offers, the Consent Solicitations, the Affiliates Exchange Offers, and the Affiliates Consent Solicitations but prior to the Mandatory Exchanges and Affiliates Mandatory Exchanges, and (ii) after giving effect to the Exchange Offers, the Consent Solicitations, the Affiliates Exchange Offers, and the Affiliates Consent Solicitations and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges (but without giving effect to any financing at OneWeb and its affiliates including the OneWeb Satellite Financing (as defined below)). Both charts assume 85% participation in each of the Exchange Offers and the Affiliates Exchange Offers. See “Capitalization” elsewhere in this Offering Memorandum.

Prior to the consummation of the Combination

(1)	Does not include approximately $755,000 aggregate principal amount of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg to third parties in January 2017 in exchange for its 6.75% Senior Notes due 2018. The 12.50% Senior Notes due 2024 are not guaranteed by any affiliates of Intelsat Luxembourg.
(2)	Not guaranteed following consummation of the Exchange Offers, Consent Solicitations, Affiliates Exchange Offers, and Affiliates Consent Solicitations.
(3)	Guaranteed by Intelsat S.A.
(4)	Guaranteed by Intelsat (Luxembourg) S.A.
(5)	Guaranteed by Intelsat Connect Finance S.A. and certain of Intelsat Jackson’s operating subsidiaries.
(6)	Guaranteed by certain of Intelsat Jackson’s direct and indirect parents and certain of Intelsat Jackson’s operating subsidiaries.
(7)	Guaranteed by certain of Intelsat Jackson’s operating subsidiaries.

After the consummation of the Combination

(1)	Does not include approximately $755,000 aggregate principal amount of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg to third parties in January 2017 in exchange for its 6.75% Senior Notes due 2018. The 12.50% Senior Notes due 2024 are not guaranteed by any affiliates of Intelsat Luxembourg.
(2)	Not guaranteed following consummation of the Exchange Offers, Consent Solicitations, Affiliates Exchange Offers, and Affiliates Consent Solicitations.
(3)	Guaranteed by Intelsat Connect Finance S.A. and certain of Intelsat Jackson’s operating subsidiaries.
(4)	Guaranteed by Intelsat S.A., Intelsat (Luxembourg) S.A., Intelsat Connect Finance S.A., and certain of Intelsat Jackson’s operating subsidiaries.
(5)	Guaranteed by certain of Intelsat Jackson’s operating subsidiaries.

Ownership

Intelsat Luxembourg is 100% owned by Intelsat Investments S.A. Intelsat Investments S.A. is 100% owned by Intelsat Holdings S.A. Intelsat Holdings S.A. is owned 100% by Intelsat Investment Holdings S.a.r.l. Intelsat Investment Holdings S.a.r.l. is 100% owned by Intelsat S.A. Intelsat Luxembourg owns 100% of Intelsat Connect, which owns 100% of Intelsat Jackson.

On April 23, 2013, Intelsat S.A. completed its initial public offering of common shares. As a result, Intelsat S.A.’s common shares trade on the New York Stock Exchange under the symbol “I.” Funds advised by BC Partners and funds advised by Silver Lake (collectively, the “Sponsors”) in the aggregate held approximately 65% of the common shares of Intelsat S.A. outstanding as of March 31, 2017. BC Partners is a leading international private equity firm, operating through integrated teams based in Hamburg, London, New York and Paris, with advised funds in excess of €12 billion. For nearly 30 years, the firm has developed a long track record of successfully acquiring and developing businesses in partnership with management, having made 93 investments with a combined enterprise value of €115 billion. Recent investments include PetSmart, Suddenlink, Springer Nature and Com Hem.

Silver Lake is the global leader in technology and technology-enabled investing, with more than $26 billion of combined assets under management and committed capital. Silver Lake has a team of over 100 investment and value creation professionals located across offices in the Silicon Valley, New York, London, Hong Kong and Tokyo. Silver Lake Partners, the firm’s large-cap technology and technology-enabled private equity platform, recently raised its fourth fund with $10.3 billion in committed capital. Current and prior investments include Alibaba, Broadcom, Dell, Gartner, Go Daddy, Motorola, Sabre, Seagate, Skype, and WME / IMG.

After giving effect to the consummation of the Combination, the SoftBank Investment, the Exchange Offers, and the Affiliates Exchange Offers, it is expected that existing shareholders of Intelsat S.A., including the Sponsors, in aggregate will hold approximately 18.4% of the outstanding voting common shares of Intelsat S.A., and SoftBank and its affiliates in aggregate will hold approximately 39.9% of the outstanding voting common shares of Intelsat S.A., which will make SoftBank the largest holder of Intelsat S.A.’s common shares. It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals in accordance with the SoftBank Vision Fund agreements, SoftBank’s investment position in Intelsat S.A. will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund. SoftBank will also own all of Intelsat S.A.’s Series B Preferred Shares, which are senior convertible redeemable non-voting preferred shares, with an initial liquidation value of $4.75 per share. See “Summary—Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions—Terms of Series B Preferred Shares” and “Pro Forma Ownership of Combined Company Post-Closing.”

SoftBank is a global technology player that aspires to drive the information revolution. SoftBank is comprised of the holding company SoftBank Group Corp. (TOKYO: 9984) and its global portfolio of companies, which includes advanced telecommunications, internet services, AI, smart robotics, IoT and clean energy technology providers. In September 2016, ARM Holdings plc, the world’s leading semiconductor IP company, joined the SoftBank Group.

PRO FORMA OWNERSHIP OF COMBINED COMPANY POST-CLOSING

As described elsewhere in this Offering Memorandum:

•	Intelsat will issue to OneWeb shareholders as consideration in the Combination, on the terms and subject to the conditions set forth in the Combination Agreement, 69.474 Intelsat voting common shares for each OneWeb ordinary share and each OneWeb preferred share outstanding as of the Combination Date; and

•	Intelsat will issue to SoftBank and its permitted assignees in the SoftBank Investment, on the terms and subject to the conditions set forth in the Share Purchase Agreement, a number of Intelsat voting common shares such that, immediately following completion of the transactions, SoftBank and its affiliates will own 39.9% of the outstanding voting common shares of the combined company (and an additional number of Series B Preferred Shares).

Accordingly, based on the number of Intelsat voting common shares issued and outstanding as of February 28, 2017 (118,032,385 shares) and assuming no further issuances of voting common shares, or vesting or exercise of equity awards for voting common shares, between such date and the closing of the Combination, and information provided by OneWeb regarding its expected capitalization and ownership at completion of the Combination, and assuming SoftBank does not assign any of its rights to purchase voting common shares to any non-affiliates under the Share Purchase Agreement, after giving effect to completion of the Combination and the SoftBank Investment, it is expected that:

•	Intelsat would issue approximately 478.4 million Intelsat voting common shares to OneWeb shareholders in connection with the Combination; and

•	Intelsat would issue approximately 45.6 million Intelsat voting common shares and 331.5 million Series B Preferred Shares to SoftBank and its affiliates in consideration of the SoftBank Investment;

resulting in the following ownership of the combined company on a pro forma basis after giving effect to completion of the Combination and SoftBank Investment:

The Series B Preferred Shares will convert to voting common shares upon (i) transfer thereof by SoftBank or its affiliated funds to unaffiliated third parties or (ii) transfer by SoftBank or its affiliated funds of the voting common shares owned thereby, such that after such transfer the percentage of voting common shares beneficially owned by SoftBank and its affiliated funds equals 39.9% (or such lesser percentage as may result from a conversion of all Series B Preferred Shares then outstanding). See “Summary—Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions—Terms of the Series B Preferred Shares.”

*	It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals in accordance with the SoftBank Vision Fund agreements, SoftBank’s investment position in Intelsat S.A. will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2017 (i) on an actual basis, (ii) pro forma for the consummation of the Exchange Offers and Affiliates Exchange Offers (and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers) but before the Mandatory Exchanges and Affiliates Mandatory Exchanges, (iii) pro forma for the consummation of the Exchange Offers and Affiliates Exchange Offers (and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers) and including the Mandatory Exchanges and Affiliates Mandatory Exchanges, but without giving effect to any financing at OneWeb and its subsidiaries, including the OneWeb Satellite Financing, and (iv) on the same basis as clause (iii), but assuming 100% participation in the Exchange Offers and Affiliates Exchange Offers rather than 85%. The information in this table should be read in conjunction with the consolidated financial statements and the related notes contained in the Annual Report and the Quarterly Report, incorporated by reference in this Offering Memorandum.

	Actual	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
Long-term debt(7):
Intelsat Luxembourg:
6.75% Senior Notes due June 2018(2)	$96,650	$96,650	$96,650	$96,650
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	(912)	(912)	(912)	(912)
7.75% Senior Notes due June 2021(1)(2)	2,000,000	1,132,293	582,293	429,168
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(15,796)	(8,943)	(4,599)	(3,390)
8.125% Senior Notes due June 2023(1)(2)	1,000,000	244,914	244,914	111,663
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(9,473)	(2,320)	(2,320)	(1,058)
12.5% Senior Notes due November 2024(1)	403,350	403,350	403,350	403,350
Unamortized prepaid debt issuance costs on 12.5% Senior Notes due 2024	(215,222)	(215,222)	(215,222)	(215,222)
7.75% Exchange Notes due June 2021(2)	—	867,707	—	—
Unamortized prepaid debt issuance costs on 7.75% Exchange Notes	—	(6,853)	—	—
8.125% Exchange Notes due June 2023(2)	—	755,086	—	—
Unamortized prepaid debt issuance costs on 8.125% Exchange Notes	—	(7,153)	—	—
Total Intelsat Luxembourg obligations	3,258,597	3,258,597	1,104,154	820,249
Intelsat Connect Finance:
12.5% Senior Notes due April 2022(3)	$731,892	$109,784	$109,784	$—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(290,063)	(43,509)	(43,509)	—
12.5% Exchange Notes due April 2022(3)	—	622,108	—	—
Unamortized prepaid debt issuance costs and discount on 12.5% Exchange Notes	—	(246,554)	—	—

Total Intelsat Connect Finance obligations	441,829	441,829	66,275	—

Intelsat Jackson:
Senior Secured Credit Facilities due June 2019(4)	$3,095,000	$3,095,000	$3,095,000	$3,095,000
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities and Jackson Revolver	(19,534)	(19,534)	(19,534)	(19,534)

	Actual	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
9.5% Senior Secured Notes due September 2022(4)	490,000	490,000	490,000	490,000
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(19,617)	(19,617)	(19,617)	(19,617)
8.00% Senior Secured Notes due February 2024(4)	1,349,678	1,349,678	1,349,678	1,349,678
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(5,873)	(5,873)	(5,873)	(5,873)
Total Secured Intelsat Jackson obligations	4,889,654	4,889,654	4,889,654	4,889,654
7.25% Senior Notes due October 2020(5)	2,200,000	330,000	330,000	—
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(6,366)	(955)	(955)	—
7.25% Senior Notes due April 2019(5)	1,500,000	225,000	225,000	—
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(5,280)	(792)	(792)	—
7.5% Senior Notes due April 2021(5)	1,150,000	172,500	172,500	—
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(6,485)	(973)	(973)	—
5.5% Senior Notes due August 2023(5)	2,000,000	2,000,000	2,000,000	2,000,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(14,430)	(14,430)	(14,430)	(14,430)
7.25% Exchange Notes due April 2019(5)	—	1,275,000	—	—
Unamortized prepaid debt issuance costs on 7.25% Exchange Notes	—	(4,488)	—	—
7.25% Exchange Notes due October 2020(5)	—	1,870,000	—	—
Unamortized prepaid debt issuance costs and premium on 7.25% Exchange Notes	—	(5,411)	—	—
7.5% Exchange Notes due April 2021(5)	—	977,500	—	—
Unamortized prepaid debt issuance costs on 7.5% Exchange Notes	—	(5,512)	—	—
7.000% Final Notes(6)	—	—	1,026,375	1,246,875
Unamortized prepaid debt issuance costs and discount on 7.000% Final Notes	—	—	21,012	24,720
7.125% Final Notes(6)	—	—	1,801,575	2,192,344
Unamortized prepaid debt issuance costs and discount on 7.125% Final Notes	—	—	136,227	160,267
7.250% Final Notes(6)	—	—	726,863	1,059,077

Unamortized prepaid debt issuance costs and discount on 7.250% Final Notes	—	—	34,323	29,521
Total Unsecured Intelsat Jackson obligations	6,817,439	6,817,439	6,456,725	6,698,374

Total Intelsat Jackson obligations	11,707,095	11,707,093	11,346,379	11,588,028

Eliminations:
7.75% Senior Notes due June 2021 owned by Intelsat Connect Finance	(979,168)	(979,168)	(429,168)	(429,168)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	7,734	7,734	3,390	3,390

	Actual	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
8.125% Senior Notes due June 2023 owned by Intelsat Connect Finance	(111,663)	(111,663)	(111,663)	(111,663)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	1,058	1,058	1,058	1,058
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes due 2018	700	700	700	700
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes due 2022	71,033	10,655	10,655	—
12.5% Senior Notes due April 2024	(402,595)	(402,595)	(402,595)	(402,595)
Unamortized prepaid debt issuance costs on 12.5% Senior Notes due 2024	214,808	214,808	214,808	214,808

Unamortized prepaid debt issuance costs and discount on 12.5% Exchange Notes due 2022	—	60,378	—	—

Unamortized prepaid debt issuance costs and discount on 7.250% Final Notes	—	—	27,914	32,698

Total eliminations:	(1,198,094)	(1,198,093)	(684,901)	(690,772)

Total Intelsat long-term debt	$14,209,427	$14,209,426	$11,831,907	$111,717,505

Total Intelsat S.A. shareholders’ deficit(8)	(3,662,107)	(3,662,107)	(3,121,877)	(3,007,475)
Noncontrolling interest	22,575	22,575	22,575	22,575

Total Intelsat capitalization	$10,569,895	$10,569,894	$8,732,605	$8,732,605

(1)	Currently, ICF holds this debt in the following amounts: $979,168,000 of Lux Existing 2021 Notes, $111,663,000 of Lux Existing 2023 Notes, $402,595,000 of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg. Following the Combination Date, assuming ICF receives the requisite consents in the ICF Consent Solicitation, ICF will distribute approximately $550,000,000 of the Lux Existing 2021 Notes held thereby to Intelsat Luxembourg, which notes will then be cancelled and cease to be outstanding.
(2)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings and Intelsat Investments.
(3)	Guaranteed by Intelsat Luxembourg.
(4)	Guaranteed by ICF, and certain of Intelsat Jackson’s subsidiaries.
(5)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings, Intelsat Investments, Intelsat Luxembourg, ICF, and certain of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement and Secured Notes.
(6)	Guaranteed by Intelsat S.A., Intelsat Luxembourg, ICF, and each of Intelsat Jackson’s subsidiaries that guarantees Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement.
(7)	Does not reflect certain other existing intercompany liabilities, and does not reflect that the proceeds of the $1.792 billion investment to be made by SoftBank in Intelsat pursuant to the Share Purchase Agreement may be lent in whole or in part by Intelsat, or any other parent entity of Intelsat Luxembourg, to ICF and/or Intelsat Luxembourg in the form of an intercompany loan.
(8)	Does not reflect the impact of any fees or expenses attributable to the closing of the Combination.
(9)	The table reflects the Exchange Offers, Affiliates Exchange Offers, Mandatory Exchanges, and Affiliates Mandatory Exchanges based on assumptions within this Offering Memorandum and in accordance with FASB ASC 470.